Exhibit H

SL Globetrotter, L.P.

May 23, 2020

To the FPAC Board of Directors:

We write to emphasize that Global Blue (“GB”) shareholders remain committed to the business combination with FPAC. We have backed this with ~$100M in fresh equity recently invested in FPAC stock.

Silver Lake’s affiliate SL Globetrotter now owns 12% of FPAC’s shares, which we believe makes it FPAC’s largest shareholder not associated with Third Point.

With this backdrop, GB shareholders would be willing to offer material enhancements for FPAC’s shareholders and warrantholders in the interest of moving toward prompt consummation of the transaction. Specifically, we would be willing to:

1)

Convert the ~$168M cash dividend which GB shareholders will be due to common stock valued at $10 per share, to bolster significantly GB’s liquidity and increase meaningfully the value to other FPAC holders.

2)	Discuss ways to target $1.00+ in value per warrant, paid in connection with the transaction closing, which we believe would benefit all holders.

3)	Match share-for-share every Founder share the Founder agrees to convert to an earn-out share, which would accrete further value to public holders.

4)	Collaborate with FPAC to look to reduce transaction fees and expenses rather than unnecessarily incurring further costs that could be borne by ongoing holders.

Shareholder Perspectives

Global Blue’s shareholders believe in the long-term value of the GB enterprise.

•	GB has a history of growth, innovation, and leadership, including ~40 years of resiliency through multiple exogenous events affecting tax-free shopping, including prior contagious disease outbreaks.

•

COVID-19 is having more of a short-term impact on GB’s industries than prior downturns, but we believe GB is and will continue to be well-positioned versus its competitors in the tax-free shopping space.

•

Most travel-related companies have experienced negative results and/or withdrawn public guidance because of the pandemic. High-quality businesses – even those with limited short-term revenue – continue to have significant enterprise value, in anticipation of a recovery to normalcy.

•	Recently, certain destination countries for tax-free shopping have started to formulate plans to ease the lockdown, including reopening certain shops and borders.

•

GB has a valuable network of 300,000+ merchants across 50+ countries and has made significant investments in technology, data and marketing, including an expanded partnership with Ant Financial launched in connection with the FPAC deal announcement.

•

Upon closing, existing GB shareholders collectively will remain the largest shareholders. This transaction is not an “exit” or a “sale” for 100% cash. Rather, GB shareholders will have a powerful ongoing interest in long-term value creation.

•

This alignment would only be further bolstered by GB shareholders accepting additional common stock in lieu of the ~$168M cash dividend[1] contemplated by the merger agreement with FPAC. We envision such stock would be unrestricted and valued at the signing price of $10 per share, which is a meaningful value enhancement GB shareholders would be providing to other shareholders and to warrantholders.

•

The Founder also has significant wherewithal to contribute to public shareholder and warrantholder value as part of this transaction if so desired. If the Founder were to convert Founder shares to earn-out shares, GB shareholders would be willing to match this concession share-for-share up to the full ~10.7M Founder shares that would otherwise be retained under any redemption scenario[2].

We believe that voting in favor of the transaction is in the best interest of FPAC shareholders.

•

Shareholders should be empowered to have a choice between (a) participating in the future ownership of the company alongside the GB shareholders, the Founder, Ant Financial and the other committed PIPE investors, or (b) redeeming their FPAC shares as part of the transaction for cash in trust, currently above $10.30 per share (which, in turn, is higher than FPAC’s current trading price).

•	For this very reason, all recent SPACs of size,[3] even those with substantial redemptions, have had both board support and favorable shareholder vote outcomes.

•

Rejection of the transaction by FPAC, either via a “no” vote or via termination of the merger agreement, would logically lead to a likely liquidation of FPAC beginning on September 14, 2020 according to its charter.

[1]	Illustratively converted from €154M at current FX rates.
[2]

Represents FPAC Class B common stock less Surrendered Shares and Excluded Founder Shares. Earn-out shares for both parties would have vesting conditions split evenly between stock price targets of $12, $13, and $14 per share.

[3]	Having analyzed 36 SPACs of $250M+ since 2013.

•	And an improper termination of the merger agreement would expose FPAC to liability under the merger agreement.

•	Therefore, we expect a redemption for cash would return at least as much as the liquidation value and be paid in a more timely fashion.

•	Moreover, warrants would expire worthless in a liquidation.

•

Importantly, under the exclusivity terms of the merger agreement, neither FPAC nor Third Point may explore an alternative transaction while the GB deal is pending. This extends to indirect attempts using its financial or other advisors to make outreaches.

We believe that pro forma for the actions described herein, the company will have ample liquidity to operate for more than 12 months in a protracted travel restriction scenario.

•

Moody’s recently noted that GB currently has approximately €300M of liquidity before the transaction, and GB’s auditor confirmed with their opinion dated April 14 that the company can continue as a going concern for at least 12 months.

•

As noted, GB shareholders are willing to further bolster the balance sheet by forgoing their cash dividend entitlement of ~$168M. We believe that this coupled with cash on the balance sheet at closing and incremental RCF capacity already procured as part of the transaction will provide GB with ample access to liquidity and financing for more than 12 months post-closing, even if the current travel restrictions were to continue.

•

We estimate GB’s pro forma net leverage ratio on normalized metrics to be roughly half that of GB’s primary competitor in tax-free shopping. We also view the bank-committed interest rate on the post-merger debt of ~2% per annum to be highly attractive.

•

The covenant on the new debt is not tested until reporting of the September 2021 quarter, and its calculation gives GB additional flexibility in the form of a wide range of potential add-backs to EBITDA as well as liberal “equity cures.”

We view FPAC’s public warrants as undervalued by ~100% at recent trading levels.

•

Because of our confidence in the long-term prospects for Global Blue, we believe that FPAC’s warrants are significantly undervalued versus their long-term, post-closing potential in a combination with GB.

•

The warrants currently suffer from illiquidity, as well as uncertainty regarding whether the business combination will be consummated versus the possibility of FPAC being liquidated and the warrants expiring worthless.

•	The combination of these factors presents a potential opportunity to create value for shareholders – for example, via reduced long-term dilution – and warrantholders alike.

•

Possible alternatives, some of which have been employed by prior SPACs, include exchanging shares for warrants, reducing dilution by reducing the warrant conversion ratio in exchange for a cash payment, or purchasing warrants.

•	We believe that these solutions should target a value of at least $1 per warrant.

•

While we hope to cooperate with FPAC to achieve these benefits for shareholders and warrantholders, we are considering alternatives, even if they could entail additional capital commitment in our capacity as a GB shareholder and/or a FPAC shareholder.

Explanatory Note

This document is not intended to be a formal offer and it is not a binding proposal. Unless and until the relevant parties have executed and delivered definitive written documentation providing for the implementation of any offers or proposals, none of SL Globetrotter, L.P. or any of its affiliates or representatives, or any other person, will have any obligation or liability, in contract, tort or otherwise, with respect hereto or thereto.

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